HECO Exhibit 99.1

Hawaiian Electric Company, Inc.

RECONCILIATION OF ELECTRIC UTILITY OPERATING

INCOME PER HEI AND HECO CONSOLIDATED

 STATEMENTS OF INCOME

Years ended December 31	2010	2009	2008
(in thousands)

Operating income from regulated and nonregulated activities before income taxes (per HEI Consolidated Statements of Income)	$178,388	$169,671	$191,359

Deduct:
Income taxes on regulated activities	(48,053)	(48,212)	(56,307)
Revenues from nonregulated activities	(14,925)	(8,337)	(6,711)

Add:
Expenses from nonregulated activities	4,431	1,286	1,596

Operating income from regulated activities after income taxes (per HECO Consolidated Statements of Income)	$119,841	$114,408	$129,937